Exhibit 99.5
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Telewest Communications plc

Form of Proxy - Annual General Meeting 2002
PLEASE COMPLETE THIS FORM IN BLOCK CAPITALS


I/We being the holder(s) of shares of 10 pence each in the Company, hereby appoint the Chairman of the meeting or failing him of
as my/our proxy to vote in my/our names and on my/our behalf at the Annual General Meeting of the Company to be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on Tuesday, 11 June 2002 at 10.00am (UK time) and at any adjournment thereof and I/we direct the proxy to vote in respect of the resolutions to be proposed at the meeting as indicated herein. This proxy is solicited on behalf of the board of directors of the Company.

Please indicate your vote by marking the appropriate boxes like this: in black ink. If no specific direction as to voting is given, the proxy may vote or abstain at his/her or its discretion.

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                                                                                         FOR         AGAINST
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ORDINARY BUSINESS
-Ordinary Resolutions
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1.       To receive and adopt the Directors' Report and Consolidated Financial
     Statements for the year ended 31 December 2001

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2.        To reappoint Mr A W P Stenham as a director

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3.       To reappoint Mr A N Singer as a director

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4.       To reappoint Mr R R Bennett as a director

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5.       To reappoint Mr C J Burdick as a director

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6.       To reappoint Mr S S Cook as a director

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7.       To reappoint Ms M T C Curtis as a director*

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8.       To reappoint Mr D Durkin as a director*

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9.       To reappoint Mr G E Hollis as a director

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10.      To reappoint Ms D P Kingsmill as a director*

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11.      To reappoint Mr M W Luiz as a director

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12.      To reappoint Mr W A Rice as a director*

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13.      To reappoint Mr S Ullah as a director

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14.      To reappoint Mr H P Vigil as a director

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15.      To reappoint Mr S M Yassukovich as a director*

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16.      To reappoint KPMG Audit Plc as auditors and authorise the directors to fix their remuneration

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17.      To grant the directors authority to allot unissued shares

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SPECIAL BUSINESS
-        Special Resolutions

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18.      To grant the directors power to disapply pre-emption rights

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19.      To authorize the Company to purchase its own shares
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SIGNED                                                        DATE

2002 ANNUAL GENERAL MEETING AT:
The Lincoln Centre, 18 Lincoln's Inn Fields,
London WC2A 3ED

On:
Tuesday, 11 June 2002 at 10.00am (UK time)

If you wish to attend the meeting, please bring this card with you. You will be asked to produce it to authenticate your right to attend.


NOTES:
1. A shareholder entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll taken at the meeting, to vote instead of the shareholder. A proxy need not be a shareholder of the Company. In the event that you wish to appoint a person other than the Chairman as your proxy, insert the name and address of the person you wish to appoint in the space provided.

2. This Form of Proxy must be executed by the appointor or his/her duly constituted attorney or, if the appointor is a company, under its seal or under the hand of a duly authorised officer or attorney or other person authorised to sign.

3. In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the register of members.

4.   Any alteration to this Form of Proxy should be initialled.

5. To be effective this Form of Proxy and any authority under which it is executed (or a notarially certified copy of each authority) must be deposited at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, not later than 10.00am (UK time) on Sunday, 9 June 2002. Completion and return of this Form of Proxy will not preclude a shareholder from attending and voting in person at the meeting.

6. If this Form of Proxy is returned duly signed but without an indication as to how the proxy must vote on a particular resolution, the proxy will vote or abstain at his/her or its discretion. The proxy will also exercise discretion relating to voting (and whether or not the proxy abstains from voting) on any other business transacted at the meeting.

7. Proxies agree, by attending the meeting, that they are expressly requesting, and that they are willing to receive, any communications (including communications relating to the Company's securities) made at the meeting.


*Indicates members of the Remuneration Committee











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